October 25, 2019

Via EDGAR

Patrick F. Scott
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

RE:	Principal National Life Insurance Company (“Principal” or “Company”)
Variable Life Separate Account (“Registrant”);
Principal Executive Variable Universal Life III (“Policy”);
File Nos.: 811-22589 / 333-233170

Dear Mr. Scott,

On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Registration Statement on Form N-6, which you communicated to by telephone by correspondence dated October 1, 2019. The Registrant filed the Registration Statement with the Commission on August 9, 2019, pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Registrant will make changes in response to Staff comments as described below in a pre-effective amendment that will be filed with the Commission.

General

Comment 1:
Please confirm that any missing information, including the financial statements and all appendices, exhibits, etc. that may not have been included will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: Confirmed.

Comment 2:	Comments provided on disclosure in one section are applicable to similar disclosure appearing elsewhere in the prospectus.

Response: Confirmed.

Comment 3:
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies.

Response: The Company will be solely responsible for benefits and features associated with the Policies.

Summary: Benefits and Risks (page 6)

Comment 4:
Please consider briefly describing each policy rider in the Policy Summary, including any charges for the rider. At a minimum, identify each rider by name and disclose whether a rider is available only at policy issue or thereafter as well.

Response: The Registrant will revise the disclosure to identify each rider by name, briefly describe the rider, and state when the rider is available.

Comment 5:
In the paragraph captioned, “Policy Termination (Lapse),” please explain in plain English what triggers the grace period, how long the grace period lasts, and more clearly describe what terminates the life insurance coverage.

Response: The Registrant will make the requested revisions.

Comment 6:
In the “Risks of Underlying Mutual Funds” paragraph, please add disclosure regarding how the Underlying Mutual Funds are chosen by the Company. Please also disclose any relevant conflicts of interest related to the Underlying Mutual Funds. Also, please include a highlighted statement regarding how to obtain a prospectus containing more complete information for each of the Underlying Mutual Funds.

Response: The Registrant will make the requested revisions.

Comment 7:	As to the Fund of Funds risk, please confirm supplementally to the Staff that all material underlying fund risks are disclosed.

Response: Confirmed. The Registrant has added additional disclosure in response to this comment, and the Registrant also notes that the section states that the comprehensive risks of each fund are described in such fund’s prospectus.

Summary: Fee Tables (page 13)

Comment 8:
In clarifying the disclosure in the footnote regarding the Current Charge for a Representative Insured, note the following: If a fee is based on personal characteristics (such as age or ratings classification), the minimum and maximum charges that may be imposed for a Contract, and the charges that may be paid by a representative Contractowner should be disclosed. Item 3, instr. 3(b). A footnote should disclose: That the cost of insurance or other charge varies based on individual characteristics; That the cost of insurance charge or other charge shown in the table may not be representative of the charge that a particular Contractowner will pay; and how the Contractowner may obtain more information about the particular cost of insurance or other charges that would apply to him or her. Representative insured should be the age or classification with the greatest number (or expected) of outstanding contracts. Item 3, instr. 3(b)(i).

Response: The Registrant will make the requested revisions to clarify.

Glossary (page 14)

Comment 9:	To avoid investor confusion as to use of defined terms in disclosure, please consider capitalizing the terms defined in the glossary, in both the glossary section and the body of the prospectus.

Response: The Registrant respectfully declines to make the requested change at this time but will consider making the revision for all of its variable life products (including this new product) in its next annual update.

General Description of the Policy: The Contract (page 25)

Comment 10:
Please modify the second paragraph to disclose that all material state variations in the Policy have been described in the prospectus and consider adding an introductory paragraph in order to clarify this. Furthermore, if applicable, please indicate where the disclosure discussing state variations may be found in the prospectus.

Response: The Registrant has revised the disclosure to state that a general summary of material state variations is included in an appendix to the prospectus added in response to this comment.

Examination Offer (Free-Look Provision) (page 45)

Comment 11:	Please disclose all state variations to the free look right in the prospectus, rather than referring the policy holder to his/her Policy.

Response: The Registrant has revised the disclosure to state that a general summary of material state variations is included in an appendix to the prospectus added in response to this comment.

Additional Information and Exhibits

Comment 12:
Exhibits 99.(D12) and (D13), the Aviation Exclusion Rider and the Hazardous Sports Exclusion Rider, respectively, were filed on EDGAR; however, prospectus disclosure does not discuss these riders. Please add appropriate disclosure or explain supplementally why doing so is not appropriate.

Response: The Registrant will make the requested revisions.

Please call me at 515-235-1209 if you have any questions.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant